UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Affimed N.V.

(Name of Issuer)

Common shares, €0.01 per share

(Title of Class of Securities)

N01045108

(CUSIP Number)

Sonja Frech

c/o aeris CAPITAL AG

8808 Pfäffikon SZ

Switzerland

+41 55 511 12 31

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N01045108	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. SGR Sagittarius Holding AG (“SGR”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

8,939,924 shares, except that AGUTH Holding GmbH (“AGUTH”), the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power 0
9.

Sole Dispositive Power

8,939,924 shares, except that AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to dispose of these shares.*

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,939,924
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.88%
14.	Type of Reporting Person (See Instructions) CO

*	Includes 292,480 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP No. N01045108	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. AGUTH Holding GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

8,975,598 shares, of which 35,674 shares are owned directly by AGUTH and 8,939,924 shares are owned directly by SGR. AGUTH, the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power 0
9.

Sole Dispositive Power

8,975,598 shares, of which 35,674 shares are owned directly by AGUTH and 8,939,924 shares are owned directly by SGR. AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to dispose of these shares.*

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,975,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.99%
14.	Type of Reporting Person (See Instructions) CO

*	Includes 35,674 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP No. N01045108	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. Harald Tschira
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

8,975,598 shares, of which 35,674 shares are owned directly by AGUTH and 8,939,924 shares are owned directly by SGR. Harald Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to vote these shares. Harald Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Udo Tschira.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

8,975,598 shares, of which 35,674 shares are owned directly by AGUTH and 8,939,924 shares are owned directly by SGR. Harald Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to dispose of these shares. Harald Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Udo Tschira.*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,975,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.99%
14.	Type of Reporting Person (See Instructions) IN

*	Includes 328,154 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP No. N01045108	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons. Udo Tschira
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

8,975,598 shares, of which 35,674 shares are owned directly by AGUTH and 8,939,924 shares are owned directly by SGR. Udo Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to vote these shares. Udo Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Harald Tschira.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

8,975,598 shares, of which 35,674 shares are owned directly by AGUTH and 8,939,924 shares are owned directly by SGR. Udo Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to dispose of these shares. Udo Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Harald Tschira.*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,975,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.99%
14.	Type of Reporting Person (See Instructions) IN

*	Includes 328,154 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP NO. N01045108	Page 6 of 10

Statement on Schedule 13D

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D initially filed on September 22, 2014, as amended on February 17, 2015, as further amended on May 27, 2015, and as further amended on October 16, 2015 (the “Original Schedule 13D”) on behalf of SGR Sagittarius Holding AG, AGUTH Holding GmbH and Dr. h.c. Klaus Tschira relating to the beneficial ownership of common shares, par value €0.01 per share (the “Common Shares”) of Affimed N.V. (formerly Affimed Therapeutics B.V.), a Dutch public company with limited liability (naamloze vennootschap) (the “Issuer”). Dr. h.c. Klaus Tschira has since passed away, and accordingly, is no longer a reporting person on this Amendment No. 4. Harald Tschira and Udo Tschira are the heirs to Dr. h.c. Klaus Tschira and are filing this Amendment No. 4 together with SGR Sagittarius Holding AG and AGUTH Holding GmbH (collectively, “the Reporting Persons”). Except as set forth below, this Amendment No. 4 does not supplement, restate or amend any of the other information disclosed in the Original Schedule 13D. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Schedule 13D. This Amendment is also being filed to correct the following inadvertent typographical error: Amendment No. 3 to Schedule 13D inadvertently reported the number of Common Shares of the Issuer subject to Carve-Out Agreements owned by AGUTH as 35,673 Common Shares and is being amended by this Amendment to 35,674 Common Shares.

ITEM 3.	SOURCE AND AMOUNT OF FUND OR OTHER CONSIDERATION

Item 3 is amended by the addition of the following:

“On December 11, 2015, AGUTH, the sole beneficial owner of SGR, sold 511,647 Common Shares to SGR for $7.19 per share in a private transaction, paying $3,678,741.93 in the aggregate.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 33,259,404 Common Shares outstanding as reported on the Issuers Amendment No. 1 on Form F-3 filed with the Securities and Exchange Commission on October 15, 2015.

CUSIP NO. N01045108	Page 7 of 10

(c) Except as set forth in the table below, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days:

Seller	Date of Transaction	Transaction	Number of Shares	Price Per Share
SGR	October 14, 2015	Purchased	3,325,236	$6.55
AGUTH	December 11, 2015	Sold	511,647	$7.19
SGR	December 11, 2015	Purchased	511,647	$7.19

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

EXHIBIT H	Agreement of Joint Filing

CUSIP NO. N01045108	Page 8 of 10

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2015

SGR Sagittarius Holding AG

By:	/s/ Sonja Frech, /s/ Manuel Werder
Name:	Sonja Frech, Manuel Werder
Title:	Directors

AGUTH Holding GmbH

By:	/s/ Udo Tschira
Name:	Udo Tschira
Title:	Director

/s/ Harald Tschira
Harald Tschira

/s/ Udo Tschira
Udo Tschira

CUSIP NO. N01045108	Page 9 of 10

EXHIBIT INDEX

Exhibit	Description

EXHIBIT H	Agreement of Joint Filing

CUSIP NO. N01045108	Page 10 of 10

EXHIBIT H

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Shares of Affimed N.V. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: December 16, 2015

SGR Sagittarius Holding AG

By:	/s/ Sonja Frech, /s/ Manuel Werder
Name:	Sonja Frech, Manuel Werder
Title:	Directors

AGUTH Holding GmbH

By:	/s/ Udo Tschira
Name:	Udo Tschira
Title:	Director

/s/ Harald Tschira
Harald Tschira

/s/ Udo Tschira
Udo Tschira